[Letterhead of Smith, Gambrell & Russell, LLP]

November 26, 2008

Via Overnight Delivery and Edgar

Mr. Daniel F. Duchovny, Esq.

Division of Corporate Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Thomasville Bancshares, Inc.

Schedule 13E-3

Filed October 27, 2008

File No. 005-78461

Preliminary Proxy Statement on Schedule 14A

Filed October 27, 2008

File No. 000-25929

Dear Mr. Duchovny:

On behalf of Thomasville Bancshares, Inc. (the “Company”), set forth below are the responses of the Company to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced filings set forth in your letter of November 14, 2008. In response to your comments, the Company has also filed via EDGAR, Amendment No. 1 (the “Amendment”) to the Company’s Schedule 13E-3 and Preliminary Proxy Statement on Schedule 14A. For your convenience, we furnish this cover letter which restates the Staff comments contained in your November 14 letter, as well as a marked copy of the filing showing the changes from the original filing. Capitalized terms used in this letter have the meanings ascribed to them in above-referenced Preliminary Proxy Statement on Schedule 14A.

Schedule 13E-3

General

1.	We note that you are purporting to create two classes of securities out of what is currently a single class of common stock, for the purpose of taking the company private by causing each “new” class to be held by less than 750 shareholders of record. Please provide a formal opinion of counsel, supported by appropriate legal analysis, that your common stock and your newly authorized preferred stock are separate classes of securities under Georgia law. The analysis should include a detailed discussion and comparison of each feature of your common stock and the preferred stock and why the rights of each class support the opinion of counsel. In your response letter, provide your legal analysis as to why the common stock and series A preferred stock are truly separate classes for purposes of determining eligibility to deregister under Section 12 of the Securities Exchange Act of 1934. Please support your analysis with citations to state statutory or case law, where appropriate. We may have further comments after reviewing the legal opinion and your response.

Response:

In response to this comment, a copy of an opinion letter from Smith, Gambrell & Russell, LLP to the Company in respect of the determination that the Company’s common stock and Series A Preferred Stock are separate classes of securities under Georgia law is enclosed herein.

Also in response to this comment, the following summarizes the determination that the Company’s common stock and Series A Preferred Stock are separate classes of equity securities under federal securities laws.

Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 12g-1 promulgated thereunder require certain issuers to register a class of securities and report under the Exchange Act if the issuer has total assets exceeding $10 million and a “class of equity security” held of record by 500 or more persons. The determination of whether an issuer has the required number of record shareholders is made as to each separate class of equity securities rather than on an aggregate basis. For purposes of determining the applicability of these registration requirements to corporations, Section 12(g)(5) of the Exchange Act defines the term “class” to include all securities of a corporation which are of substantially similar character and the holders of which enjoy substantially similar rights and privileges.

The proposed terms of the Series A Preferred Stock to be issued in the proposed going private transaction will not have the same key rights and privileges as the common stock of the Company. At least five characteristics of the Series A Preferred Stock differ substantially from the Company’s common stock such that both classes are not of “substantially similar character”: voting rights, dividend preference, liquidation preference, redemption rights and convertibility.

1. Voting Rights. Holders of Series A Preferred Stock will not have any voting rights with respect to the Company other than as required by law or in connection with proposals for a consolidation or merger of the Company, a share exchange, or a sale, lease, exchange or transfer of substantially all of the Company’s assets upon which holders of the common stock are entitled to vote (a “Change in Control”). Such limited voting rights contrast with the unlimited voting rights afforded to holders of the common stock, including, significantly, the right to vote on the election of directors of the Company, the adoption of stock incentive plans, and most charter amendments.

2. Dividend Preference. The Series A Preferred Stock has a dividend preference such that no dividend may be paid on the common stock unless an equal dividend is paid on the Series A Preferred Stock.

3. Liquidation Preference. In the event of a liquidation, dissolution or winding up of the Company, no distribution may be made on the common stock unless, prior thereto, a distribution shall have been paid on the Series A Preferred Stock in an amount equal to the greater of the net book value per share and the amount per share to be paid on the common stock. Holders of the Company’s common stock are only entitled to receive, after the prior rights of creditors and holders of Series A Preferred Stock are satisfied, a ratable share of any remaining assets of the Company available for distribution.

4. Redemption Rights of the Company: Holders of Series A Preferred Stock must give the Company advance written notice of any proposed transfer or sale of shares of Series A Preferred Stock. After receiving any such notice, the Company may within five business days, either request additional information regarding the transfer or sale or immediately exercise its right of first refusal and repurchase the shares of Series A Preferred Stock that are subject to the proposed transfer or sale, upon the same terms as such proposed transfer or sale. The Company’s common stock is not subject to redemption or any right of first refusal in favor of the Company upon proposed transfer.

5. Convertibility: The Series A Preferred Stock will automatically convert into shares of the Company’s common stock, on the basis of one share of common stock for each share of Series A Preferred Stock, immediately prior to the closing of any Change in Control of the Company. The Company’s Articles of Incorporation make no provision for convertibility of the common stock. Accordingly, consistent with Section 14-2-601(d) of the Georgia Business Corporation Code, the Corporation’s common stock is not convertible.

Thus, the shares of Series A Preferred Stock to be issued by the Company in the Reclassification will be of substantially different character than the common stock, and the holders of the common stock and holders of the Series A Preferred Stock will not enjoy substantially similar rights or privileges.

This analysis is in line with the approach taken by the Commission in several no-action letters. In a

1991 no-action letter, the Commission took the position that the issuer’s Class A and Class B Common Stock were substantially different, even after the issuer noted that the Class A Common Stock and Class B Common Stock were identical in all respects and had equal rights and privileges, except holders of Class A Common Stock had no voting rights, other than (i) with respect to certain merger, share exchange, reclassification or recapitalization transactions, (ii) with respect to any amendment to the Articles of Incorporation of the issuer affecting the voting rights of shareholders of Class A Common Stock, and (iii) as otherwise required by the laws of the state of Georgia, the state of incorporation of the issuer. Crawford & Co., SEC No-Action Letter, Fed. Sec. L. Rep. CCH, 79,673 (April 19, 1991).

The difference in voting rights described above is no more significant than the difference in voting rights in the proposed terms of the Company’s Series A Preferred Stock versus the Company’s common stock. Furthermore, in the transaction described by the Crawford No-Action Letter, the variation in voting rights was the only difference between the otherwise identical classes of stock.

The Commission has also agreed that two types of stock that differ in liquidation preference and voting rights are not in the same class. In a no-action letter, the Commission concurred with Motorola, Inc.’s view that its common stock (which had a $2.00 liquidation preference) and its Class A common stock (which had a 4-to-1 voting edge over the common stock) were not the same class of securities under Section 12(g)(5) of the Exchange Act. Motorola, Inc., SEC No-Action Letter, Fed. Sec. L. Rep. (CCH) 78,703 (December 30, 1971). Similarly, the Company’s common stock and Series A Preferred Stock should not be considered to be of the same “class” of securities because the Series A Preferred Stock would have a liquidation preference and limited voting rights as compared to the common stock. In addition, the Company’s Series A Preferred Stock would have a dividend preference to the common stock.

The Commission has concluded that when one class of security has the right to convert into another class of security, the former class of security should not be considered to be in the same class as the latter security. Town and Country, SEC No-Action Letter, 1971 WL 7606 (March 11, 1971). The Commission has maintained that the language of Section 15(d) of the Exchange Act does not indicate that a company’s common stock and warrants to purchase shares of such common stock should be considered the same class of security. Id.

Based on the foregoing and given the substantially different rights and privileges afforded to holders of the Series A Preferred Stock as compared to holders of the Company’s common stock, the two securities do not constitute the same “class” of securities for purposes of Section 12(g)(5) of the Exchange Act. Therefore, the Company’s common stock and the Series A Preferred Stock are truly separate classes for purposes of determining eligibility to deregister under Section 12 of the Exchange Act.

Preliminary Proxy Statement

Cover Letter

2.	Please revise the cover page of your proxy statement and the form of proxy to clearly identify each as preliminary. See Rule 14a-6(e)(1).

Response:

We have modified the form of proxy as requested. With respect to the Staff’s comment regarding the cover page, we have recast what was the cover page as a cover letter which does not need to be clearly identified as preliminary.

3.	Please revise the cover page to highlight that security holders who receive preferred stock (i) will not receive any consideration for their shares of common stock, and (ii) will lose voting rights on any matter other than a change in control transaction and will also lose the benefits of registration.

Response:

We have modified the disclosure on the cover letter and the cover page to include the requested information.

Important Notices, page 2

4.	Please relocate this section such that it appears after the Question and Answer and the Special Factors sections.

Response:

We have made the requested change.

Special Factors

Background of the Reclassification, page 15

5.	Refer to the special committee of the board of directors: describe its formation, disclose whether its members were independent directors, describe the duties of the committee, the scope of its authority, and the period during which it served.

Response:

We have modified the disclosure on page 15 to include the requested information regarding the special committee.

6.	Expand the background section to describe in greater detail the discussions of the board of directors, at meetings or otherwise, with respect to the going private transaction. It appears that extended periods of time elapsed between meetings of the board without a description of what, if any, activities were taking place with respect to the going private transaction.

Response:

We have modified the disclosure to include additional discussion beginning on page 16 with respect to the Staff’s concerns.

7.	We note your references to reports received from Willamette Management Associates and Burke Capital. Please provide the disclosure, and file the exhibits, required by Items 1015(b) and 1016(c) of Regulation M-A, respectively. Alternatively, provide us with your analysis as to why you do not believe the reports are subject to disclosure and provide us supplementally with copies of each report. We may have additional comments.

Response:

We respectfully advise the Staff that, after careful consideration, the Company concluded, prior to the initial filing of the Schedule 13E-3 and Preliminary Proxy Statement, that the reports received from Willamette Management Associates and Burke Capital (collectively, the “Reports”) are not reports that are “materially related to the Rule 13e-3 transaction” within the meaning of Item 1015(a) of Regulation M-A. Before addressing the substance of the analysis, the Company would like to emphasize to the Staff the reason for including the discussion relating to the Reports. The decision was not based on a determination that the Reports are materially related to the Reclassification; the Company believes they are not. Rather, the Company wished to provide an overview of the various alternative structures considered in deciding whether and how to effect a going-private transaction. Specifically, the Reports related to a proposed reorganization whereby the Company would repurchase a sufficient amount of common stock that would allow the Company to both deregister as a SEC reporting company and elect to be taxed as an S-Corporation for federal tax purposes, as discussed in more detail under “Background of the Reclassification” (pages 15-18). Integral to this proposed reorganization was the Company’s financial ability to leverage an ESOP to fund the reorganization by repurchasing shares of the Company’s common stock. In light of deteriorating economic conditions that have occurred in 2008, the Board rejected this reorganization because of the cost and uncertainty of obtaining sufficient funds to repurchase a sufficient number of shares of common stock and reduce the number of shareholders under the maximum number for federal income tax purposes in order to be elect to be taxed as an S-Corporation.

In concluding that the Reports are not Item 1015(a) reports, opinions or appraisals, the Company believes that the Reports are not relevant to the Reclassification. Rather, as noted above, the Reports were pertinent to a valuation of the Company in the context of a reorganization that would utilize a leveraged ESOP and are not “materially related” to the Reclassification. Moreover, no cash consideration is being offered for the common stock, and the Company believes that inclusion of the Reports would only confuse shareholders. Therefore, based on the facts and circumstances set forth above, the Company believes that the Reports are not materially related to the Reclassification.

To assist the Staff in evaluating the Company’s position on the filing of the Reports, we are enclosing, for the supplemental review of the Staff, copies of the Reports. If the Staff does not disagree with the Company’s position, then we request that these materials be returned to the undersigned.

8.	We also note that your disclosure addresses the Willamette report in July before returning to a discussion of the Burke report in April. Please revise your disclosure to describe the events HS they occurred.

Response:

We have revised the disclosure in light of the Staff’s comment.

9.	With respect to the April 10, 2008 entry, please name the members of the special committee who participated in the referenced teleconference.

Response:

We have modified the disclosure on page 17 to clarify that all members of the special committee attended the meeting held on April 10, 2008.

Selected Historical Financial Information, page 52

10.	Please revise this section to include disclosure for the periods required by Item 1010(c) of Regulation MA.

Response:

We have made the requested change.

11.	Please update your disclosure relating to the last completed quarter as necessary. Please also apply this comment to the section “Unaudited Pro Form Consolidated Financial Information.”

Response:

We have made the requested change.

In addition, on behalf of each filing person, we acknowledge that:

•	each filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	no filing person may assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments concerning the foregoing, please feel free to contact Reese C. Porter at (404) 815-3581 or the undersigned at (404) 815-3758.

Very truly yours,

SMITH, GAMBRELL & RUSSELL, LLP

/s/ Robert C. Schwartz
Robert C. Schwartz

Enclosure

cc:	Stephen H. Cheney

Exhibit A

[Letterhead of Smith, Gambrell & Russell, LLP]

November 26, 2008

Thomasville Bancshares, Inc.

301 North Broad Street

Thomasville, Georgia 31792

Re:	Schedule 13E-3 Transaction (Thomasville Bancshares, Inc.)

Ladies and Gentlemen:

We have acted as counsel to Thomasville Bancshares, Inc., a Georgia corporation (the “Company”), in connection with the filing of its Schedule 13E-3 with the Securities and Exchange Commission (the “Commission”) under the Securities Exchange Act of 1934, as amended, related to proposed amendments to the Company’s Articles of Incorporation providing for the reclassification (the “Reclassification”) of certain shares of the Company’s common stock (the “Common Stock”), $1.00 par value, to shares of the Company’s proposed new class of Series A Preferred Stock (the “Series A Preferred Stock”), $1.00 par value, and designed to reduce the number of shareholders of record of the Company’s Common Stock below 300.

In our capacity as counsel to the Company and in connection with the Reclassification, we have been asked to deliver our opinion as to whether the Common Stock and Series A Preferred Stock constitute separate classes of stock under Georgia law. We have reviewed: (a) the Company’s Articles of Incorporation dated as of March 30, 1995, as filed with the Georgia Secretary of State; (b) the Company’s Bylaws dated as of April 5, 1995; and (c) the proposed designations of the relative rights, preferences, limitations and other terms of the Series A Preferred Stock as set forth in the Articles of Amendment (the “Articles of Amendment”) attached as Appendix A to the Company’s preliminary proxy statement filed with the Commission on October 27, 2008 under cover of Schedule 14A. We have also reviewed applicable provisions of the Georgia Business Corporation Code (the “Corporation Code”), and such other sources and documents as we have deemed appropriate as a basis for the opinions hereinafter set forth. As to all matters of fact, we have relied on the certificates of the officers of the Company.

Georgia Corporation Code Analysis

Under Code Section 14-2-601(a) of the Corporation Code, a Georgia corporation’s articles of incorporation must:

“prescribe the classes of shares and the number of shares of each class that the corporation is authorized to issue. If more than one class of shares is authorized, the articles of incorporation must prescribe a distinguishing designation for each class and, prior to the issuance of shares of a class, the preferences, limitations, and relative rights of that class must be described in the articles of incorporation.”

Section 14-2-602(a) of the Corporation Code provides that if a corporation’s articles of incorporation so provide:

“the board of directors may determine, in whole or in part, the preferences, limitations, and relative rights of (1) any class of shares before the issuance of any shares of that class or (2) one or more series within a class, and designate the number of shares within that series, before the issuance of any shares of that series.”

Article II of the Company’s Articles of Incorporation authorizes 10,000,000 shares of voting common stock, par value $1.00 per share. In connection with the Reclassification, the board of directors has authorized the Company to file the Articles of Amendment in order to establish and designate 2,000,000 shares of Series A Preferred Stock with the relative rights, preferences and other terms as set forth in the Articles of Amendment.

Section 14-2-601(c) of the Corporation Code requires that the Company’s Articles of Incorporation must authorize:

“(1) One or more classes of shares that together have unlimited voting rights; and

(2) One or more classes of shares (which may be the same class or classes as those with voting rights) that together are entitled to receive the net assets of the corporation upon dissolution.”

Under Section 14-2-721 of the Corporation Code, unless otherwise provided by a corporation’s articles of incorporation, each share of stock is entitled to one vote per share on each matter voted on at a shareholders’ meeting. Accordingly, since the Company’s Articles of Incorporation do not provide otherwise, the outstanding shares of Common Stock have one vote per share and thus have unlimited voting rights. Pursuant to the Articles of Amendment, the Series A Preferred Stock has limited voting rights (being only those rights required by law and the right to vote upon any Change in Control, as defined in the Articles of Amendment). In addition, as set forth in the Articles of Amendment, the holders of the Common Stock are entitled to receive the net assets of the Company after the payment of the liquidation preference to Series A Preferred Stock (as described in more detail below) upon dissolution. Therefore, the Company’s Common Stock satisfies the requirements set forth in Section 14-2-601(c) of the Corporation Code because the holders of Common Stock have unlimited voting rights and are entitled to receive the net assets of the Company upon dissolution.

Section 14-2-601(d) provides that a corporation’s articles of incorporation may authorize one or more classes or series of stock that:

“(1) Have special, conditional, or limited voting rights, or no right to vote, except to the extent prohibited by this chapter;

(2) Are redeemable, exchangeable, or convertible as specified in the articles of incorporation:

(A) At the option of the corporation, the shareholder, or another person or upon the occurrence of a designated event;

(B) For cash, indebtedness, securities, or other property; or

(C) In a designated amount or in an amount determined in accordance with a designated formula or by reference to extrinsic data or event:

(3) Entitle the holders to distributions calculated in any manner, including dividends that may be cumulative, noncumulative, or partially cumulative; and

(4) Have preference over any other class or series within a class of share with respect to distributions, including dividends and distributions upon the dissolution of the corporation.”

The Comments to Section 14-2-601 of the Corporation Code indicate that the foregoing is a list of the “principal features that are customarily incorporated into classes of shares.” Section 14-2-601(f) provides that the foregoing list is not exhaustive. The proposed Series A Preferred Stock includes several of these features, which distinguishes it from the Common Stock. These distinguishing features of the Series A Preferred Stock and Common Stock are described below:

Voting Rights. Under Section 2(b)(2) of the Articles of Amendment, except as provided by law, the holders of the Series A Preferred Stock shall have limited voting rights, and shall be entitled to vote only upon a Change in Control, as defined in the Articles of Amendment. Such limited voting rights contrast with the unlimited voting rights afforded to the holders of the Common Stock. For example, holders of Common Stock have (and holders of Series A Preferred Stock do not have) the right to vote on (a) the election of directors of the Company; (b) a proposal to dissolve the corporation; and (c) all charter amendments. The “except as provided by law” clause refers to the provisions of the Corporation Code that permit a class of shares that is designated to be nonvoting to vote on (i) as a separate voting group, amendments to a corporation’s articles of incorporation that would adversely affect such class; (ii) a plan of merger if the plan contains a provision which, if contained in a proposed amendment to the articles of incorporation, would require the approval of the affected class of shares; and (iii) share exchanges that include such class of shares. See Sections 14-2-726, 14-2-1004 and 14-2-1103 of the Corporation Code.

Redemption at the Option of the Company. Under section 2(b)(8) of the Articles of Amendment, holders of Series A Preferred Stock must give the Company advance written notice of any proposed transfer or sale of shares of Series A Preferred Stock, including the terms of any proposed transfer or offer to purchase or to sell such shares, which written notice shall describe the name of the transferee(s) or purchaser(s), the purchase price per share (if applicable), the proposed date of purchase or transfer and such other information as the Company may reasonably require. After receiving any such notice, the Company may within five business days, either request additional information regarding the transfer or sale or immediately exercise its right of first refusal and repurchase the shares of Series A Preferred Stock that are subject to the proposed transfer or sale, upon the same terms as such proposed transfer or sale. The Company’s Common Stock is not subject to redemption or any right of first refusal in favor of the Company upon proposed transfer.

Convertibility. Under Section 2(b)(6) of the Articles of Amendment, shares of the Series A Preferred Stock shall automatically convert into shares of Common Stock, on the basis of one share of Common Stock for each share of Series A Preferred Stock, immediately prior to the closing of any Change of Control (as defined in the Articles of Amendment) of the Company. The Common Stock is not subject to any convertibility feature.

Dividend Rights. Under Section 2(b)(3) of the Articles of Amendment, prior to the payment of any dividends to the holders of Common Stock, the holders of the Series A Preferred Stock shall be entitled to a preference in the distribution of dividends and shall be entitled to receive dividends in an amount equal to that declared to be paid to the holders of the Common Stock on or prior to the payment of any dividends to the holders of shares of Common Stock.

Neither the shares of Series A Preferred Stock nor the shares of Common Stock are entitled to cumulative dividends.

Liquidation Preference. Under Section 2(b)(5) of the Articles of Amendment, holders of the Series A Preferred Stock shall be entitled to a preference in the distribution of assets of the Company in the event of any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, such that no distribution shall be made to the holders of Common Stock unless, prior thereto, the holders of the Series A Preferred Stock shall have received an amount per share equal to the greater of the net book value per share of the Series A Preferred Stock or the amount per share to be paid to the holders of Common Stock. Holders of the Common Stock are only entitled to receive, after the prior rights of creditors and holders of the Series A Preferred Stock are satisfied, a ratable share of any remaining assets of the Company available for distribution.

While Section 14-2-601 of the Corporation Code does not require that different classes of a corporation’s stock have substantially different features or characteristics, as described above, the Common Stock and Series A Preferred Stock do have substantially different voting, redemption, conversion, dividend and liquidation rights.

Section 14-2-601(a) of the Corporation Code merely requires that the articles of incorporation “prescribe a distinguishing designation for each class.” Accordingly, under the Corporation Code, different classes of a corporation’s stock may be distinguished by simply providing distinguishing titles for the classes, such as “Common Stock” or “Series A Preferred Stock.” Moreover, under Sections 14-2-601(c) and (d) of the Corporation Code, a Georgia corporation’s articles of incorporation may authorize “one or more classes of shares” that have the various features described under those provisions. Accordingly, Section 14-2-601 of the Corporation Code specifically contemplates that different classes of stock may have similar fundamental characteristics.

With respect to the convertibility of the Series A Preferred Stock, Section 14-2-601(d)(2) of the Corporation Code specifically provides that a corporation’s articles of incorporation may authorize one or more classes of stock that are convertible upon the occurrence of a designated event into cash, indebtedness, securities or other property. Section 14-2-603(a) of the Corporation Code provides:

“A corporation may issue the number of shares of each class or series authorized by the articles of incorporation. Shares that are issued are outstanding until they are reacquired, redeemed, converted, or canceled.”

Accordingly, issued shares of a convertible class of stock are deemed under the Corporation Code to be outstanding shares of the convertible class of stock until they are converted or, stated differently, shares of a convertible class of stock are not deemed to be shares of the class into which they are convertible until the time they are converted. As a result, outstanding shares of the Series A Preferred Stock will be a separate class of stock from the Common Stock under the Corporation Code until such time, if any, as they are converted.

Moreover, the right to convert the Series A Preferred Stock to Common Stock is limited solely to the occurrence of a Change in Control of the Company, an occurrence which (given their status relative to total outstanding voting shares of the Company) the holders of the Series A Preferred Stock will be unable to cause unilaterally. In light of the limited application of the conversion rights of the Series A Preferred Stock, holders the Series A Preferred Stock could not be said to enjoy substantially similar rights and privileges to those enjoyed by the holders of Common Stock.

Opinion

Based upon the foregoing, it is our opinion that, upon filing the Articles of Amendment, the Common Stock and the Series A Preferred Stock will represent two separate and distinct classes of securities under Georgia law.

We express no opinion as to matters involving the laws of any other jurisdiction other than the laws of the State of Georgia.

Very truly yours,

SMITH, GAMBRELL & RUSSELL, LLP

/s/ Robert C. Schwartz
Robert C. Schwartz